Immersion Corporation
                                  801 Fox Lane
                           San Jose, California 95131



                                  July 8, 2008

VIA EDGAR

Mr. Marc D. Thomas
Staff Accountant
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:      Immersion Corporation
         Form 10-K for Fiscal Year Ended December 31, 2007
         File No. 000-27969

Dear Mr. Thomas:

On behalf of Immersion Corporation (the "Company"), we acknowledge receipt of the comment letter from the Staff of the Securities and Exchange Commission (the "Staff") dated June 27, 2008, with respect to the Form 10-K of the Company for the fiscal year ended December 31, 2007.

We are in the process of reviewing the Staff's comment letter and preparing a response thereto. However, due to the unavailability of certain members of the Company's management team and other commitments of the Company's management, the Company does not anticipate that it will be able complete a response letter within the ten business day deadline as requested by the Staff. Accordingly, pursuant to the Staff's communication with the Company's corporate counsel, the Company anticipates that it will respond to the June 27, 2008 comment letter on or before July 25, 2008.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 350-8767.

Sincerely,

Immersion Corporation


By: /s/ Stephen Ambler
    ------------------
Name:    Stephen Ambler
Title:   Chief Financial Officer and
            Vice President, Finance

cc: Maryse Mills-Aperteng, Securities and Exchange Commission Jan Woo, Securities and Exchange Commission
         James M. Koshland, DLA Piper US LLP